EXHIBIT 1

RedHill Biopharma Provides Business Update

TEL-AVIV, Israel and RALEIGH, N.C., March 25, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company focused on gastrointestinal diseases, today provided a business update on proactive measures being taken with regard to the COVID-19 virus outbreak.

“Our primary objective during this global pandemic is to safeguard the health of our employees, healthcare workers, families and communities while minimizing the impact on our commercial and R&D operations,” said Dror Ben-Asher, Chief Executive Officer of RedHill Biopharma. “At this time, there are no disruptions to our supply chain expected and we are implementing measures to mitigate any potential future supply chain disruptions for Talicia®, Aemcolo® and Movantik®. We will continue to abide by guidance from global and national health leadership.”

We have implemented a remote working policy for all of RedHill’s employees, including our field sales force, to support the global containment efforts. We are employing virtual tools to support our employees and provide patients and physicians with information to ensure continued access to our commercial products, Talicia® and Aemcolo®. We continue with non-personal promotional initiatives and remote training, as well as planning for the promotion for Movantik® (subject to closing of the acquisition from AstraZeneca).

We continue to pursue our R&D plans subject to the relevant temporary constraints and limitations related to the COVID-19 virus outbreak. The initiation of the pivotal Phase 3 study evaluating RHB-204 as a first-line, stand-alone treatment for pulmonary nontuberculous mycobacteria (NTM) infections caused by Mycobacterium avium complex (MAC) is planned to be deferred by one quarter, to the third quarter of 2020. We continue to make progress with our previously announced development program with opaganib (Yeliva®, ABC294640), individually and in combination with other compounds, for the treatment of COVID-19 and expect to provide more detailed updates in the near future.

We will continue to monitor and act on the implications of the COVID-19 virus outbreak and provide updates.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company focused on gastrointestinal diseases. RedHill promotes the gastrointestinal drugs, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults1 and Aemcolo® for the treatment of travelers’ diarrhea in adults2. RedHill acquired rights to Movantik® for opioid-induced constipation in adults3. The acquisition remains subject to certain customary closing conditions and regulatory clearances. RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) Opaganib (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 1/2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases. More information about the Company is available at www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the effects of the global COVID-19 virus outbreak, including effects on our supply chain and on our development efforts, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its therapeutic candidates and its FDA-approved products; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia® and Aemcolo® and following closing of the acquisition, Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

1 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin, and rifabutin) is available at: www.Talicia.com.
2 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.
3 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com